UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 29, 2021

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Press Release - Media Contacts: press@news.jp.nec.com

***** For immediate use January 29, 2021

Consolidated Financial Results

for the Nine-month Period Ended

December 31, 2020

Summary of Consolidated Financial Results for the Nine-month Period Ended December 31, 2020 [IFRS]

			January 29, 2021
Company name	NEC Corporation		Stock exchange listing: Tokyo
Code number	6701	URL https://www.nec.com/
Representative	Takashi Niino, President and CEO

Contact	Kazushi Okabe, General Manager of the Corporate Communications Division	TEL +81-3-3798-6511

Scheduled date of Quarterly Report filing	January 29, 2021 Scheduled date of dividend payments	—
Supplementary materials for financial results	Yes
Financial results briefing	Yes (for institutional investors and analysts)
(Million JPY, rounded to the nearest million JPY)

1. Consolidated Financial Results for the Nine-month Period Ended December 31, 2020 (April 1, 2020 – December 31, 2020)

(1) Consolidated Operating Results	(Percentage figures represent year-on-year changes)

	Revenue		Operating profit		Profit before income taxes		Net profit		Net profit attributable to owners of the parent		Total comprehensive income
Nine-month period ended	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%
December 31, 2020	2,044,436	(6.0)	82,375	5.7	85,773	8.8	60,558	9.3	54,536	10.9	104,527	93.3
December 31, 2019	2,175,614	6.9	77,906	366.8	78,834	197.8	55,399	228.8	49,196	542.9	54,072	—

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Basic earnings per share	Diluted earnings per share	Adjusted basic earnings per share
Nine-month period ended	JPY (millions	)%	JPY (millions	)%	JPY	JPY	JPY
December 31, 2020	97,009	7.0	63,686	11.9	204.02	204.02	238.25
December 31, 2019	90,648	277.0	56,913	381.0	189.46	189.46	219.18
(2) Consolidated Financial Position

	Total assets		Total equity		Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	JPY (millions	)	JPY (millions	)	JPY (millions	)%
December 31, 2020	3,343,873		1,255,659		1,049,448	31.4
March 31, 2020	3,123,254		1,114,523		910,674	29.2

2. Dividends

	Annual dividends
	End of first quarter	End of second quarter	End of third quarter	Fiscal year-end	Total
Years ended	JPY	JPY	JPY	JPY	JPY
March 31, 2020	—	30.00	—	40.00	70.00
March 31, 2021	—	40.00	—
March 31, 2021 (forecast)				40.00	80.00

*	Notes-Revision in the dividends forecast from latest announcement: None

3. Consolidated Financial Results Forecast for the Year Ending March 31, 2021 (April 1, 2020 – March 31, 2021)

(Percentage figures represent year-on-year changes)

	Revenue		Operating profit		Net profit attributable to owners of the parent		Basic earnings per share
	JPY (millions)	%	JPY (millions)	%	JPY (millions)	%	JPY
Year ending March 31, 2021	3,030,000	(2.1)	150,000	17.5	90,000	(10.0)	335.07

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Adjusted basic earnings per share
	JPY (millions)	%	JPY (millions)	%	JPY
Year ending March 31, 2021	165,000	13.2	99,000	(11.0)	368.57

*	Notes-Revision in consolidated financial results forecast from latest announcement: None

*	Notes

(1) Changes in significant subsidiaries during the period

(Changes in specified subsidiaries resulting in the change in consolidation scope): None

Newly included	: —	—	(Name of the company)
Excluded	: —	—	(Name of the company)

(2) Changes in accounting policies and changes in accounting estimates

1) Changes in accounting policies required by IFRS	: None
2) Changes in accounting policies other than 1)	: None
3) Changes in accounting estimates	: None

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding at the end of period (including treasury stock)	December 31, 2020	272,849,863 shares	March 31, 2020	260,473,263 shares
2) Number of treasury stock at the end of period	December 31, 2020	354,025 shares	March 31, 2020	885,719 shares
3) Average number of shares during the period	December 31, 2020	267,306,903 shares	December 31, 2019	259,661,268 shares

*	This summary of consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.
*	Explanation concerning the appropriate use of the financial results forecast and other special matters

(Adjusted profit (loss))

For definitions of “Adjusted operating profit (loss)” and “Adjusted net profit (loss) attributable to owners of the parent,” please refer to “1.Overview of Business Results” on page 2.

(Cautionary statement with respect to forward-looking statements)

The forward-looking statements such as operating results forecast contained in this statements summary are based on the information currently available to NEC Corporation (“the Company”) and certain assumptions considered reasonable. Actual operating results may differ significantly from these forecasts due to various factors. For details, please refer to “3. Cautionary Statement with Respect to Forward-Looking Statements” on page 26.

(How to obtain supplementary financial materials and information on the financial results briefing)

On January 29, 2021, the Company will hold a financial results briefing for the institutional investors and analysts. Presentation materials will be posted on the company website after the release of financial results, and the presentation video and Q&A summary will be also posted on the company website promptly after the financial results briefing.

In addition to the above, the Company periodically holds briefings on business and operating results for the individual investors. Presentation materials and Q&A summary will be posted on the company website promptly after the briefing. For the schedule and details, please check the company website.

1. Overview of Business Results

As stated in the July 21, 2020 announcement, “NEC to Revise Operating Segments”, starting from the first quarter of the consolidated financial results for the fiscal year ending March 31, 2021, the Company announced operating results using revised segments. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to the NEC Group’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amounts of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

(1) Overview of Operating Results

i) Overview of the nine-month period ended December 31, 2020

The world economy and the Japanese economy during the nine-month period ended December 31, 2020 both deteriorated significantly during the first quarter of the fiscal year ending March 31, 2021, due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (“COVID-19”). Although the economy picked up slightly after the second quarter of fiscal year ending March 31, 2021, the economy remained slow.

Under this business environment, the NEC Group recorded consolidated revenue of 2,044.4 billion JPY for the nine-month period ended December 31, 2020, a decrease of 131.2 billion JPY (-6.0%) year-on-year. This decrease was mainly due to decreased revenue in the Enterprise business, the Public Solutions business and the Global business, despite increased revenue in the Network Services business.

Regarding profitability, operating profit improved by 4.5 billion JPY year-on-year, to an operating profit of 82.4 billion JPY, mainly due to improvement in selling, general and administrative expenses from expenditure efficiency, in addition to improvement in other operating income from gain on sales of land and gain on sales of subsidiaries, despite decreased revenue. Adjusted operating profit improved by 6.4 billion JPY year-on-year, to an adjusted operating profit of 97.0 billion JPY.

Profit before income taxes was a profit of 85.8 billion JPY, a year-on-year improvement of 6.9 billion JPY, mainly due to improved operating profit.

Net profit attributable to owners of the parent was a profit of 54.5 billion JPY, an improvement of 5.3 billion JPY year-on-year. This was primarily due to improved profit before income taxes. Adjusted net profit attributable to owners of the parent improved by 6.8 billion JPY year-on-year, to an adjusted net profit attributable to owners of the parent of 63.7 billion JPY.

ii) Results by main segment

Revenue by segment (revenue from customers):

Segments	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020	Change
	JPY (billions)	JPY (billions)%
Public Solutions	316.0	274.2	(13.2)
Public Infrastructure	465.2	460.5	(1.0)
Enterprise	409.1	354.4	(13.4)
Network Services	322.7	365.8	13.4
Global	366.2	325.2	(11.2)
Others	296.4	264.4	(10.8)

Total	2,175.6	2,044.4	(6.0)

Adjusted operating profit (loss) by segment:

Segments	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020	Change
	JPY (billions)	JPY (billions)	JPY (billions)
Public Solutions	17.9	11.4	(6.5)
Public Infrastructure	42.4	35.3	(7.1)
Enterprise	36.3	26.2	(10.1)
Network Services	13.8	19.9	6.1
Global	1.6	8.1	6.5
Others	23.1	9.6	(13.5)
Reconciling items	(44.3)	(13.5)	30.9

Total	90.6	97.0	6.4

Notes:

Amounts in this section ii) “Results by main segment” are rounded to 0.1 billion JPY. Amounts in millions of JPY are shown in Note 3 “Segment Information” in Note (5) “Notes to Condensed Interim Consolidated Financial Statements”.

(Business segment figures in brackets below denote increases or decreases as compared with the corresponding period of the previous fiscal year.)

Public Solutions Business
Revenue:	274.2 billion JPY	(-13.2%)
Adjusted Operating Profit (Loss):	11.4 billion JPY	(-6.5 billion JPY)

In the Public Solutions business, revenue was 274.2 billion JPY, a decrease of 41.8 billion JPY (-13.2%) year-on-year, mainly due to decreased sales in sectors that include healthcare and regional industries, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 6.5 billion JPY year-on-year, to an adjusted operating profit of 11.4 billion JPY, mainly due to decreased sales.

Public Infrastructure Business
Revenue:	460.5 billion JPY	(-1.0%)
Adjusted Operating Profit (Loss):	35.3 billion JPY	(-7.1 billion JPY)

In the Public Infrastructure business, revenue was 460.5 billion JPY, a decrease of 4.7 billion JPY (-1.0%) year-on-year, mainly due to decreased sales at consolidated subsidiaries, despite increased sales in the government sector mainly from PCs for educational institutions on the back of the Japanese government’s GIGA school initiative.

Adjusted operating profit (loss) worsened by 7.1 billion JPY year-on-year, to an adjusted operating profit of 35.3 billion JPY, due to decreased profit at consolidated subsidiaries despite increased profit in the government sector due to increased sales.

Enterprise Business
Revenue:	354.4 billion JPY	(-13.4%)
Adjusted Operating Profit (Loss):	26.2 billion JPY	(-10.1 billion JPY)

In the Enterprise business, revenue was 354.4 billion JPY, a decrease of 54.7 billion JPY (-13.4%) year-on-year, mainly due to reduced IT investments in the manufacturing, retail and service sectors, in addition to decreased sales of large-scale projects as compared with the corresponding period of the previous year and reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 10.1 billion JPY year-on-year, to an adjusted operating profit of 26.2 billion JPY, mainly due to decreased sales.

Network Services Business
Revenue:	365.8 billion JPY	(+13.4%)
Adjusted Operating Profit (Loss):	19.9 billion JPY	(+6.1 billion JPY)

In the Network Services business, revenue was 365.8 billion JPY, an increase of 43.1 billion JPY (+13.4%) year-on-year, mainly due to an increase in sales in the mobile network domain and fixed network domain on the back of 5G adoption by telecom operators.

Adjusted operating profit (loss) improved by 6.1 billion JPY year-on-year, to an adjusted operating profit of 19.9 billion JPY, mainly due to increased sales.

Global Business
Revenue:	325.2 billion JPY	(-11.2%)
Adjusted Operating Profit (Loss):	8.1 billion JPY	(+6.5 billion JPY)

In the Global business, revenue was 325.2 billion JPY, a decrease of 41.1 billion JPY (-11.2%) year-on-year, mainly due to decreased sales in the display area and the de-consolidation of subsidiaries in the display area and decreased sales in the wireless backhaul area, in addition to the termination of part of KMD’s business, which was expected from the time of its acquisition, despite increased sales of submarine systems.

Adjusted operating profit (loss) improved by 6.5 billion JPY year-on-year, to an adjusted operating profit of 8.1 billion JPY, mainly due to gain on the sale of shares of subsidiaries, in addition to improved profitability in the business for service providers and increased sales of submarine systems.

Others
Revenue:	264.4 billion JPY	(-10.8%)
Adjusted Operating Profit (Loss):	9.6 billion JPY	(-13.5 billion JPY)

In the Others, revenue was 264.4 billion JPY, a decrease of 32.0 billion JPY (-10.8%) year-on-year.

Adjusted operating profit (loss) worsened by 13.5 billion JPY year-on-year, to an adjusted operating profit of 9.6 billion JPY.

(2) Overview of Financial Position

Analysis of the condition of assets, liabilities, equity, and cash flows

Total assets were 3,343.9 billion JPY as of December 31, 2020, an increase of 220.6 billion JPY as compared with the end of the previous fiscal year. Current assets as of December 31, 2020 decreased by 67.1 billion JPY compared with the end of the previous fiscal year to 1,631.8 billion JPY, mainly due to the collection of trade and other receivables, despite increased inventories. Non-current assets as of December 31, 2020 increased by 287.7 billion JPY compared with the end of the previous fiscal year to 1,712.1 billion JPY. This was mainly due to an increase in goodwill resulting from the acquisition of Avaloq Group and an increase in other financial assets resulting from the rising market value of equity securities.

Total liabilities as of December 31, 2020 increased by 79.5 billion JPY compared with the end of the previous fiscal year to 2,088.2 billion JPY. This was mainly due to an increase in interest-bearing debt from issuance of commercial paper and long-term borrowings, despite a decrease in trade and other payables from the payment of materials cost. The balance of interest-bearing debt amounted to 833.6 billion JPY, an increase of 158.2 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of December 31, 2020 was 0.79 (a worsening of 0.05 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of December 31, 2020, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 465.9 billion JPY, an increase of 149.7 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of December 31, 2020 was 0.44 (a worsening of 0.09 points as compared with the end of the previous fiscal year).

Total equity was 1,255.7 billion JPY as of December 31, 2020, an increase of 141.1 billion JPY as compared with the end of the previous fiscal year, mainly due to the execution of issuance of new shares by way of third-party allotment to Nippon Telegraph and Telephone Corporation (“NTT Corporation”), the increase in other components of equity resulting from the rising market value of equity securities, and the recognition of net profit for the nine-month period ended December 31, 2020, despite payment of dividends.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of December 31, 2020 was 1,049.4 billion JPY, and the ratio of equity attributable to owners of the parent was 31.4% (an improvement of 2.2 points as compared with the end of the previous fiscal year).

Net cash inflows from operating activities for the nine-month period ended December 31, 2020 were 86.6 billion JPY, a year-on-year worsening of 25.6 billion JPY, mainly due to an increase in the amount of reclassification to cash flows from investing activities such as gain on sales of land, despite improved profit before income taxes and working capital.

Net cash outflows from investing activities for the nine-month period ended December 31, 2020 were 194.8 billion JPY, an increase of 131.8 billion JPY year-on-year, mainly due to the purchase of shares of newly consolidated subsidiaries resulting from the acquisition of Avaloq Group, despite an increase in proceeds from sales of property, plant and equipment.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the nine-month period ended December 31, 2020 totaled cash outflows of 108.2 billion JPY, a year-on-year worsening of 157.4 billion JPY.

Net cash flows from financing activities for the nine-month period ended December 31, 2020 totaled cash inflows of 112.7 billion JPY, mainly due to issuance of commercial paper, proceeds from issuance of common shares and proceeds from issuance of bonds, despite redemption of bonds, repayments of lease liabilities and dividends paid.

As a result, cash and cash equivalents as of December 31, 2020 amounted to 367.7 billion JPY, an increase of 8.5 billion JPY as compared with the end of the previous fiscal year.

(3) Outlook for the Fiscal Year Ending March 31, 2021

There is no change to the outlook for the fiscal year ending March 31, 2021, as previously disclosed on October 29, 2020.

2. Condensed Interim Consolidated Financial Statements and Notes to Condensed Interim Consolidated Financial Statements

(1) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	Notes	As of March 31, 2020	As of December 31, 2020
Assets
Current Assets
Cash and cash equivalents		359,252	367,709
Trade and other receivables		737,484	526,618
Contract assets		247,625	348,149
Inventories		199,326	251,000
Other financial assets		5,584	6,240
Other current assets		108,436	132,102

Subtotal		1,657,707	1,631,818
Assets held for sale		41,210	—

Total current assets		1,698,917	1,631,818
Non-current assets
Property, plant and equipment, net		558,077	553,958
Goodwill		182,334	435,846
Intangible assets, net		199,093	206,548
Investments accounted for using the equity method		74,092	71,423
Other financial assets		219,326	265,649
Deferred tax assets		165,183	138,114
Other non-current assets		26,232	40,517

Total non-current assets		1,424,337	1,712,055

Total assets		3,123,254	3,343,873

Condensed Interim Consolidated Statements of Financial Position (Continued)

	JPY (millions)
	Notes	As of March 31, 2020	As of December 31, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables		460,881	406,619
Contract liabilities		195,152	228,526
Bonds and borrowings		154,992	176,898
Accruals		191,440	164,986
Lease liabilities		47,085	48,844
Other financial liabilities		14,995	15,329
Accrued income taxes		12,624	9,821
Provisions		59,412	48,554
Other current liabilities		55,153	57,350

Subtotal		1,191,734	1,156,927
Liabilities directly associated with assets held for sale		30,133	—

Total current liabilities		1,221,867	1,156,927
Non-current liabilities
Bonds and borrowings		364,828	492,501
Lease liabilities		108,514	115,374
Other financial liabilities		42,402	34,303
Net defined benefit liabilities		224,469	238,763
Provisions		12,369	19,058
Other non-current liabilities		34,282	31,288

Total non-current liabilities		786,864	931,287

Total liabilities		2,008,731	2,088,214
Equity
Share capital		397,199	427,831
Share premium		139,735	170,104
Retained earnings		436,361	469,590
Treasury shares		(4,157)	(1,562)
Other components of equity	4	(58,464)	(16,515)

Total equity attributable to owners of the parent		910,674	1,049,448
Non-controlling interests		203,849	206,211

Total equity		1,114,523	1,255,659

Total liabilities and equity		3,123,254	3,343,873

(2) Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income

Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions)
Nine-month period ended December 31	Notes	2019	2020
Revenue		2,175,614	2,044,436
Cost of sales		1,555,165	1,473,264

Gross profit		620,449	571,172
Selling, general and administrative expenses		541,009	520,912
Other operating income (expenses)		(1,534)	32,115

Operating profit		77,906	82,375
Finance income	5	6,323	7,777
Finance costs	5	10,468	7,300
Share of profit of entities accounted for using the equity method		5,073	2,921

Profit before income taxes		78,834	85,773
Income taxes		23,435	25,215

Net profit		55,399	60,558

Net profit attributable to
Owners of the parent		49,196	54,536
Non-controlling interests		6,203	6,022

Total		55,399	60,558

Earnings per share attributable to owners of the parent
Basic earnings per share (JPY)		189.46	204.02
Diluted earnings per share (JPY)		189.46	204.02

Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
Nine-month period ended December 31	Notes	2019	2020
Net profit		55,399	60,558
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		1,884	32,284
Remeasurements of defined benefit plans		—	(2,122)
Share of other comprehensive income of entities accounted for using the equity method		43	90

Total items that will not be reclassified to profit or loss		1,927	30,252
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(3,399)	12,080
Cash flow hedges		70	1,340
Share of other comprehensive income of entities accounted for using the equity method		75	297

Total items that may be reclassified subsequently to profit or loss		(3,254)	13,717

Total other comprehensive income, net of tax		(1,327)	43,969

Total comprehensive income		54,072	104,527

Total comprehensive income attributable to
Owners of the parent		49,052	96,485
Non-controlling interests		5,020	8,042

Total		54,072	104,527

[Three-month Period Information]

Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income

Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions)
Three-month period ended December 31	Notes	2019	2020
Revenue		726,621	729,406
Cost of sales		512,897	512,950

Gross profit		213,724	216,456
Selling, general and administrative expenses		181,470	174,660
Other operating income (expenses)		(1,204)	20,606

Operating profit		31,050	62,402
Finance income	5	2,962	4,832
Finance costs	5	2,759	2,230
Share of profit of entities accounted for using the equity method		1,466	1,406

Profit before income taxes		32,719	66,410
Income taxes		10,140	19,166

Net profit		22,579	47,244

Net profit attributable to
Owners of the parent		20,034	43,528
Non-controlling interests		2,545	3,716

Total		22,579	47,244

Earnings per share attributable to owners of the parent
Basic earnings per share (JPY)		77.18	159.74
Diluted earnings per share (JPY)		77.17	159.74

Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
Three-month period ended December 31	Notes	2019	2020
Net profit		22,579	47,244
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		7,354	16,029
Remeasurements of defined benefit plans		—	—
Share of other comprehensive income of entities accounted for using the equity method		37	(96)

Total items that will not be reclassified to profit or loss		7,391	15,933
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		12,867	7,096
Cash flow hedges		89	923
Share of other comprehensive income of entities accounted for using the equity method		235	258

Total items that may be reclassified subsequently to profit or loss		13,191	8,277

Total other comprehensive income, net of tax		20,582	24,210

Total comprehensive income		43,161	71,454

Total comprehensive income attributable to
Owners of the parent		38,920	67,183
Non-controlling interests		4,241	4,271

Total		43,161	71,454

(3) Condensed Interim Consolidated Statements of Changes in Equity

(Nine-month period ended December 31, 2019)

		JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	49,196	—	—	49,196	6,203	55,399
Other comprehensive income		—	—	—	—	(144)	(144)	(1,183)	(1,327)

Comprehensive income		—	—	49,196	—	(144)	49,052	5,020	54,072
Purchase of treasury shares		—	—	—	(663)	—	(663)	—	(663)
Disposal of treasury shares		—	(0)	—	63	—	63	—	63
Cash dividends		—	—	(18,188)	—	—	(18,188)	(4,941)	(23,129)
Put option, written over shares held by a non-controlling interest shareholder		—	630	—	—	—	630	—	630
Changes in interests in subsidiaries		—	(25)	—	—	—	(25)	355	330

Total transactions with owners		—	605	(18,188)	(600)	—	(18,183)	(4,586)	(22,769)

As of December 31, 2019		397,199	139,429	385,590	(4,148)	(28,263)	889,807	201,176	1,090,983

(Nine-month period ended December 31, 2020)
		JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit		—	—	54,536	—	—	54,536	6,022	60,558
Other comprehensive income		—	—	—	—	41,949	41,949	2,020	43,969

Comprehensive income		—	—	54,536	—	41,949	96,485	8,042	104,527
Issuance of common shares		30,632	30,374	—	—	—	61,006	—	61,006
Purchase of treasury shares		—	—	—	(623)	—	(623)	—	(623)
Disposal of treasury shares		—	20	—	3,218	—	3,238	—	3,238
Cash dividends		—	—	(21,307)	—	—	(21,307)	(5,399)	(26,706)
Changes in interests in subsidiaries		—	(25)	—	—	—	(25)	(281)	(306)

Total transactions with owners		30,632	30,369	(21,307)	2,595	—	42,289	(5,680)	36,609

As of December 31, 2020		427,831	170,104	469,590	(1,562)	(16,515)	1,049,448	206,211	1,255,659

(4) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
Nine-month period ended December 31	Notes	2019	2020
Cash flows from operating activities
Profit before income taxes		78,834	85,773
Depreciation and amortization		124,403	121,731
Impairment loss		3,674	337
(Decrease) in provisions		(11,821)	(14,304)
Finance income	5	(6,323)	(7,777)
Finance costs	5	10,468	7,300
Share of profit of entities accounted for using the equity method		(5,073)	(2,921)
Decrease in trade and other receivables		190,324	222,505
(Increase) in inventories		(78,545)	(47,680)
(Decrease) in trade and other payables		(26,116)	(48,697)
Others, net		(151,924)	(211,611)

Subtotal		127,901	104,656
Interest and dividends received		6,123	4,695
Interest paid		(6,912)	(6,136)
Income taxes paid		(14,934)	(16,605)

Net cash provided by operating activities		112,178	86,610
Cash flows from investing activities
Purchases of property, plant and equipment		(55,232)	(44,391)
Proceeds from sales of property, plant and equipment		4,376	40,890
Acquisitions of intangible assets		(11,266)	(7,012)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(1,538)	(2,614)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		10,494	5,891
Purchase of shares of newly consolidated subsidiaries		(6,371)	(202,588)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		52	—
Proceeds from sales of subsidiaries		—	8,444
Disbursements for sales of shares of subsidiaries		(68)	(2,703)
Purchases of investments in associates or joint ventures		(376)	(210)
Proceeds from sales of investments in associates or joint ventures		2,098	8,177
Others, net		(5,134)	1,319

Net cash used in investing activities		(62,965)	(194,797)

Condensed Interim Consolidated Statements of Cash Flows (Continued)

	JPY (millions)
Nine-month period ended December 31	Notes	2019	2020
Cash flows from financing activities
(Decrease) increase in short-term borrowings, net		(5,427)	83,990
Proceeds from long-term borrowings		35,844	97,100
Repayments of long-term borrowings		(41,781)	(42,066)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(55,000)
Repayments of lease liabilities		(40,374)	(42,541)
Proceeds from issuance of common shares		—	60,893
Dividends paid		(18,124)	(21,209)
Dividends paid to non-controlling interests		(4,936)	(5,388)
Proceeds from disposal of treasury shares		63	3,238
Others, net		(39)	(1,272)

Net cash (used in) provided by financing activities		(74,774)	112,745

Effect of exchange rate changes on cash and cash equivalents		(1,365)	(262)

Net (decrease) increase in cash and cash equivalents		(26,926)	4,296

Cash and cash equivalents, at beginning of period		278,314	359,252

Increase in cash and cash equivalents resulting from transfer to assets held for sale		1,710	4,161

Cash and cash equivalents, at the end of period		253,098	367,709

(5) Notes to Condensed Interim Consolidated Financial Statements

1. Going Concern Assumptions

Not applicable.

2. Significant Accounting Policies

Significant accounting policies adopted for the nine-month period ended December 31, 2020 are consistent with those applied for the previous fiscal year ended March 31, 2020.

Income taxes for the nine-month period ended December 31, 2020 are calculated using reasonably estimated annual effective tax rate.

3. Segment Information

(1) General information about reportable segments

The reportable segments of the NEC Group are determined from operating segments that are identified in terms of similarity of products, services and markets based on business, and are the businesses for which the NEC Group is able to obtain respective financial information separately, and the businesses are investigated periodically in order for the Board of Directors to conduct periodic investigation to determine distribution of management resources and evaluate their business results. The NEC Group has five reportable segments, which are Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media industry.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance industries.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, Consulting), and Services & Management (OSS/BSS, Service Solutions), for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

    OSS: Operation Support System, BSS: Business Support System

(2) Basis of measurement for reportable segment revenue and segment profit or loss

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss).

Intersegment revenues are made at amount that approximates arm’s-length prices.

(3)Information about revenue, profit or loss by reportable segment

(Nine-month period ended December 31, 2019)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	315,977	465,187	409,080	322,725	366,240	1,879,209	296,405	—	2,175,614
Intersegment	10,851	3,303	33,287	6,927	388	54,756	9,464	(64,220)	—

Total	326,828	468,490	442,367	329,652	366,628	1,933,965	305,869	(64,220)	2,175,614

Segment profit (loss)	17,936	42,383	36,253	13,791	1,570	111,933	23,057	(44,342)	90,648

Acquisition-related amortization of intangible assets									(12,493)
Expenses for M&A									(249)

Operating profit									77,906

Finance income									6,323
Finance costs									(10,468)
Share of profit of entities accounted for using the equity method									5,073

Profit before income taxes									78,834

(Nine-month period ended December 31, 2020)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	274,168	460,486	354,424	365,814	325,168	1,780,060	264,376	—	2,044,436
Intersegment	8,750	2,600	29,053	6,250	496	47,149	5,196	(52,345)	—

Total	282,918	463,086	383,477	372,064	325,664	1,827,209	269,572	(52,345)	2,044,436

Segment profit (loss)	11,433	35,314	26,175	19,919	8,071	100,912	9,565	(13,468)	97,009

Acquisition-related amortization of intangible assets									(13,744)
Expenses for M&A									(890)

Operating profit									82,375

Finance income									7,777
Finance costs									(7,300)
Share of profit of entities accounted for using the equity method									2,921

Profit before income taxes									85,773

Notes:

1.	“Others” mainly includes businesses such as business consulting and package solution services for the nine-month period ended December 31, 2019 and 2020.

2.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 40,471 million JPY and 14,108 million JPY for the nine-month period ended December 31, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC. Also, these reconciling items include the gain on sales of the land of Sagamihara Plant recorded during this third-quarter.

(Three-month period ended December 31, 2019)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	108,735	165,969	120,892	108,337	122,975	626,908	99,713	—	726,621
Intersegment	3,255	1,299	10,366	2,439	182	17,541	3,861	(21,402)	—

Total	111,990	167,268	131,258	110,776	123,157	644,449	103,574	(21,402)	726,621

Segment profit (loss)	8,043	18,137	11,032	4,653	474	42,339	9,169	(16,244)	35,264

Acquisition-related amortization of intangible assets									(4,168)
Expenses for M&A									(46)

Operating profit									31,050

Finance income									2,962
Finance costs									(2,759)
Share of profit of entities accounted for using the equity method									1,466

Profit before income taxes									32,719

(Three-month period ended December 31, 2020)
	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	97,064	178,864	116,315	140,326	105,888	638,457	90,949	—	729,406
Intersegment	3,403	977	8,341	2,024	223	14,968	1,287	(16,255)	—

Total	100,467	179,841	124,656	142,350	106,111	653,425	92,236	(16,255)	729,406

Segment profit (loss)	6,800	18,719	8,210	13,719	11,419	58,867	2,412	6,694	67,973

Acquisition-related amortization of intangible assets									(4,681)
Expenses for M&A									(890)

Operating profit									62,402

Finance income									4,832
Finance costs									(2,230)
Share of profit of entities accounted for using the equity method									1,406

Profit before income taxes									66,410

Notes:

1.	“Others” mainly includes businesses such as business consulting and package solution services for the three-month period ended December 31, 2019 and 2020.

2.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 13,913 million JPY and (5,744) million JPY for the three-month period ended December 31, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC. Also, these reconciling items include the gain on sales of the land of Sagamihara Plant recorded during this third-quarter.

(4) Information about revising reportable segments

From the first quarter of the fiscal year ending March 31, 2021, the NEC Group’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

The NEC Group also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

In connection with this revision, segment information for the nine-month period ended December 31, 2019 and the three-month period ended December 31, 2019 has been reclassified to conform to the presentation of the revised segments for the fiscal year ending March 31, 2021.

(5) Information about geographic areas

Revenue from customers

	JPY (millions)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020
Japan	1,618,842	1,534,134
North America and Latin America	124,059	95,503
Europe, Middle East, and Africa	169,788	158,586
China, East Asia, and Asia Pacific	262,925	256,213

Total	2,175,614	2,044,436

	JPY (millions)
	Three-month period ended December 31, 2019	Three-month period ended December 31, 2020
Japan	536,198	556,619
North America and Latin America	37,701	32,410
Europe, Middle East, and Africa	58,831	52,218
China, East Asia, and Asia Pacific	93,891	88,159

Total	726,621	729,406

4. Equity

(1) Increase in equity due to issuance of new shares and disposal of treasury shares by way of third-party allotment

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to NTT Corporation by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT Corporation, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.

(2) Breakdown of other components of equity

A breakdown of other components of equity as of March 31 and December 31, 2020, is as follows:

	JPY (millions)
	As of March 31, 2020	As of December 31, 2020
Remeasurements of defined benefit plans	(35,326)	(37,448)
Exchange differences on translating foreign operations	(32,415)	(21,970)
Cash flow hedges	(609)	713
Equity instruments designated as measured at fair value through other comprehensive income	9,886	42,190

Total	(58,464)	(16,515)

5. Finance Income and Finance Costs

	JPY (millions)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020
Finance income
Interest income	1,126	785
Dividend income	4,332	3,363
Gain on sales of associates	135	3,122
Foreign exchange gains	—	185
Other	730	322

Total	6,323	7,777

	JPY (millions)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020
Finance costs
Interest expenses	7,206	6,170
Foreign exchange losses, net	1,487	—
Other	1,775	1,130

Total	10,468	7,300

	JPY (millions)
	Three-month period ended December 31, 2019	Three-month period ended December 31, 2020
Finance income
Interest income	301	366
Dividend income	1,146	995
Gain on sales of associates	131	3,006
Foreign exchange gains	1,024	297
Other	360	168

Total	2,962	4,832

	JPY (millions)
	Three-month period ended December 31, 2019	Three-month period ended December 31, 2020
Finance costs
Interest expenses	2,438	2,028
Other	321	202

Total	2,759	2,230

Notes:	“Gain on sales of associates” in the nine-month period ended December 31, 2020 and three-month period ended December 31, 2020 is mainly from the sale of shares of SINCERE Corporation.

Interest income arises from financial assets measured at amortized cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

6. Subsequent Events

There are no significant subsequent events.

3. Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to the Company and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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